Ron Buckner Work History
CFO, Executive Vice President, ChoiceTrade, Inc.
2008 – Present
ChoiceTrade is an online broker-dealer registered with the Securities and Exchange Commission since 2000. Implementing new technologies across the digital financial universe.

Ron Buckner has a B.S. degree, is a certified public accountant, and holds the Series 4, 7, 24, 27, 62 and 63 securities licenses with FINRA.